EXHIBIT 99.1

FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	Name and Address of Company

Gentor Resources Inc.
1 First Canadian Place
Suite 7070, 100 King Street West
Toronto, Ontario
M5X 1E3

2.	Date of Material Change

April 10, 2014.

3.	News Release

The news release (the "News Release") attached hereto as Schedule "A" was issued through Marketwired on April 10, 2014.

4.	Summary of Material Change

See the attached News Release, which News Release is incorporated herein.

5.	Full Description of Material Change

5.1           Full Description of Material Change

See the attached News Release, which News Release is incorporated herein.

5.2           Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Arnold T. Kondrat (Chief Executive Officer and President) - (416) 366-2221.

9.	Date of Report

April 17, 2014.

Schedule “A”

Gentor Resources Inc.

PRESS RELEASE

Gentor Signs Agreement to Sell its Oman Properties

Sale reflects Gentor’s focus on its copper exploration properties in Turkey

Toronto, Canada – April 10, 2014 - Gentor Resources Inc. ("Gentor" or the "Company") (TSX-V – "GNT") announces that it has entered into an agreement with Savannah Resources plc (the "Purchaser") to sell Gentor’s properties in Oman to the Purchaser (the "Oman Sale").  The Purchaser is an AIM-listed mineral exploration company.  The Oman Sale is being effected by way of the sale to the Purchaser of all of Gentor’s shares in Gentor’s wholly-owned British Virgin Islands subsidiary, Gentor Resources Limited.  The interests of Gentor in its properties in Oman are held through the said subsidiary.

Gentor’s President and CEO Arnold T. Kondrat commented: "The sale of our Oman properties reflects Gentor’s focus on its copper exploration properties in Turkey, which we believe represent a very exciting opportunity for Gentor and its shareholders."

The consideration for the Oman Sale is as follows:

1.	Initial Consideration
(a)	A cash payment of US$800,000 payable to Gentor on closing.

2.	Deferred Consideration
(a)	The sum of US$1,000,000, payable to Gentor upon a formal final investment decision being made for the development of the Block 5 licence in Oman.
(b)	The sum of US$1,000,000, payable to Gentor upon the production of the first saleable concentrate or saleable product from ore derived from the Block 5 licence in Oman.
(c)	The sum of US$1,000,000, payable to Gentor within six months of the payment of the deferred consideration in (b) above.
(d)
The Purchaser may elect to pay up to 50% of the above deferred consideration by the issue of shares of the Purchaser to the Vendor.  Where the Purchaser’s shares are so issued in satisfaction of deferred consideration, the number of shares to be issued will be determined by reference to the volume weighted average price of the Purchaser’s shares for 30 trading days prior to the date upon which the relevant deferred consideration is payable.

Closing of the Oman Sale is anticipated to occur in May 2014 and is subject to regulatory approvals, including the approval of the TSX Venture Exchange, as well as certain legal formalities.

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About Gentor

Gentor is a mineral exploration company with copper exploration properties in Turkey.  The Company’s strategy is to create shareholder value by developing highly prospective mineral properties around the globe, with current focus in Turkey.

Cautionary Note
Forward-Looking Information:  This press release contains forward-looking information.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the closing of the Oman Sale, potential mineralization and the Company's exploration plans) are forward-looking information.  This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, the need to satisfy regulatory and legal requirements and other conditions to closing with respect to the Oman Sale, the possibility that the completion of the Oman Sale may be delayed or may not happen at all as a result of a failure to satisfy conditions to closing, uncertainties relating to the availability and costs of financing needed in the future, risks related to the exploration stage of the Company's properties, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world copper markets and equity markets, political developments in Turkey, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s annual report on Form 20-F dated April 30, 2013 relating to the year ended December 31, 2012 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please visit our website at www.gentorresources.com, or contact: Arnold T. Kondrat, President & CEO, Toronto, Ontario, Tel: + 1 (416) 366 2221 or + 1 (800) 714 7938.

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